SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

InfraREIT, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45685L 100

(CUSIP Number)

David Hernandez

c/o Hunt Consolidated, Inc.

1900 N. Akard Street

Dallas, TX 75201

Tel: (214) 978-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 45685L 100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunt Consolidated, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,301,737
	8	SHARED VOTING POWER 1,208,953*
	9	SOLE DISPOSITIVE POWER 13,301,737
	10	SHARED DISPOSITIVE POWER 1,208,953*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,510,690+
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%°
14	TYPE OF REPORTING PERSON CO – corporation

*	Consists of Class A units (“Class A Units”) and common units (“common units”) representing limited partnership interests in InfraREIT Partners, LP, a Delaware limited partnership, held by one or more subsidiaries of Hunt Consolidated, Inc., a Delaware corporation (“Hunt Consolidated”), for the benefit of current and former employees and service providers to Hunt Consolidated. Pursuant to the Second Amended and Restated Agreement of Limited Partnership of InfraREIT Partners (as amended from time to time, the “Partnership Agreement”), (i) the Class A Units will convert on a one-for-one basis to common units on or around the 32nd day following the completion of the initial public offering of InfraREIT, Inc., a Maryland corporation, and (ii) common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of common stock, par value $0.01 per share of InfraREIT, Inc. (“Common Stock”), on a one-for-one basis, beginning the day before the first year anniversary of the closing of InfraREIT, Inc.’s initial public offering.
+	Consists of an aggregate of (i) 3,176,878 shares of Common Stock owned by Hunt-InfraREIT, L.L.C., an indirect subsidiary of Hunt Consolidated (“Hunt-InfraREIT”), and (ii) 10,166,525 Class A Units and 1,167,287 common units owned by Hunt-InfraREIT. Pursuant to the Partnership Agreement, (i) the Class A Units will convert on a one-for-one basis to common units on or around the 32nd day following the completion of InfraREIT, Inc.’s initial public offering and (ii) common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of Common Stock on a one-for-one basis, beginning the day before the first year anniversary of the closing of InfraREIT, Inc.’s initial public offering. Hunt Consolidated exercises investment discretion and control over the shares of Common Stock, Class A Units and common units referenced in clauses (i) through (ii) above.
¡	In computing the percentage ownership, the reporting person has assumed that the Class A Units and common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no units representing limited partnership interests (“OP Units”) held by other persons have been exchanged for shares of Common Stock.

CUSIP No. 45685L 100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunter L. Hunt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,510,690*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,510,690*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,510,690*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4%±
14	TYPE OF REPORTING PERSON IN – individual

*	Consists of (i) 3,176,878 shares of common stock, par value $0.01 per share, of InfraREIT, Inc. owned by Hunt-InfraREIT and (ii) 10,166,525 Class A Units and 1,167,287 common units owned by Hunt-InfraREIT, an aggregate of 1,208,953 of which are held by one or more subsidiaries of Hunt Consolidated for the benefit of current and former employees and service providers to Hunt Consolidated. Mr. Hunt is a co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Pursuant to the Partnership Agreement, (i) the Class A Units will convert on a one-for-one basis to common units on or around the 32nd day following the completion of the initial public offering of InfraREIT, Inc. and (ii) common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of Common Stock on a one-for-one basis, beginning the day before the first year anniversary of the closing of InfraREIT, Inc.’s initial public offering.
±	In computing the percentage ownership, the reporting person has assumed that the Class A Units and common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no OP Units held by other persons have been exchanged for shares of Common Stock.

SCHEDULE 13D

Preliminary Note

InfraREIT, Inc., a Maryland corporation (“InfraREIT Inc.” and, together with its subsidiaries following the Reorganization Transactions (as defined below), the “Company”), is a real estate investment trust (a “REIT”) that owns rate-regulated electric transmission and distribution assets in the State of Texas. On February 4, 2015, InfraREIT Inc. completed its initial public offering (the “IPO”), in which it offered and sold to the public an aggregate of 23,000,000 shares of its common stock, par value $0.01 per share (“Common Stock”), including 3,000,000 shares of Common Stock that were issued and sold pursuant to the underwriters’ exercise of their option to purchase additional shares. InfraREIT Inc. undertook a number of reorganization transactions in connection with the IPO (the “Reorganization Transactions”), pursuant to which, among other things, InfraREIT, L.L.C., a Delaware limited liability company (“InfraREIT LLC”), merged with and into InfraREIT Inc. (the “Merger”), and InfraREIT Inc. became general partner of InfraREIT Partners, LP, a Delaware limited partnership (the “Operating Partnership”). All of the Company’s assets are held by, and all of its business activities, including all activities pertaining to the acquisition or disposition of properties, are conducted through the Operating Partnership, either directly or through its subsidiaries. The Company is externally managed by Hunt Utility Services, LLC, a Delaware limited liability company (“Hunt Manager”), which is a subsidiary of Hunt Consolidated, Inc., a Delaware corporation (“Hunt Consolidated”). Hunter L. Hunt, a citizen of the United States and member of the board of directors of InfraREIT Inc. (the “Board”), is a co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. This Schedule 13D (this “Schedule 13D”) is being jointly filed by Hunt Consolidated and Mr. Hunt (collectively, the “Reporting Persons.”)

For purposes of this statement: (a) “Closing Date” means February 4, 2015 and (b) “Prospectus” means InfraREIT Inc.’s prospectus relating to the IPO, as filed by InfraREIT Inc. with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), on February 2, 2015.

Item 1.	Security and Issuer

This Schedule 13D is being jointly filed by the Reporting Persons and relates to the Common Stock of InfraREIT Inc., including Class A units (“Class A Units”) and common units (“common units”) representing limited partnership interests in the Operating Partnership (collectively, the “OP Units” and, together with the Common Stock, the “Securities”) held by the Reporting Persons, which, pursuant to the terms of the Second Amended and Restated Agreement of Limited Partnership of the Operating Partnership (as amended from time to time, the “Partnership Agreement”), are redeemable for cash or, at InfraREIT Inc.’s election, shares of Common Stock on a one-for-one basis, beginning the day before the first year anniversary of the closing of the IPO. The principal executive office of InfraREIT Inc. is located at 1807 Ross Avenue, 4th Floor, Dallas, Texas 75201.

Item 2.	Identity and Background

(a), (b), (c) and (f). Hunt Consolidated is a privately held company engaged in energy, real estate, investment and ranching businesses. Mr. Hunt is a co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Mr. Hunt is also a member of the Board of InfraREIT Inc. The principal executive and business office of the Reporting Persons is located at 1900 N. Akard Street, Dallas, Texas 75201. The Securities reported in this Schedule 13D are held in the name of Hunt-InfraREIT, L.L.C., a Delaware limited liability company and an indirect subsidiary of Hunt Consolidated (“Hunt-InfraREIT”).

The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the respective directors and executive officers of Hunt Consolidated are set forth on Appendix A hereto. The business address for each of the persons listed on Appendix A is 1900 N. Akard Street, Dallas, Texas 75201. All directors and executive officers of Hunt Consolidated are citizens of the United States.

(d) and (e). During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Appendix A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the IPO, 1,000 shares of Common Stock were held by Hunt Equities, Inc., a subsidiary of Hunt Consolidated (“Hunt Equities”). As described below, these shares were cancelled in the Merger. The Securities reported in this Schedule 13D are held in the name of Hunt-InfraREIT, which has been a limited partner of the Operating Partnership and an existing indirect holder of OP Units since prior to the IPO. Hunt-InfraREIT acquired certain shares of Common Stock and/or additional OP Units in the following Reorganization Transactions:

Pre-IPO Transactions

Reorganization Advisory Fee

Immediately prior to the effectiveness of the IPO, InfraREIT Inc. issued 1,700,000 shares of Common Stock to Hunt-InfraREIT as a reorganization advisory fee. Hunt-InfraREIT immediately transferred 75,000 of the 1,700,000 shares it received to an affiliate of one of the founding investors of InfraREIT LLC in settlement of certain potential claims.

Closing Date Transactions

Carry Crystallization

Immediately following the consummation of the IPO and immediately before the Merger, the Operating Partnership issued to Hunt-InfraREIT 1,167,287 OP Units as an accelerated payment of a portion of the carried interest anticipated to be owed to Hunt Consolidated by InfraREIT LLC’s existing investors under the investment documents entered into by the parties in 2010. At the same time, the Operating Partnership canceled an equal number of OP Units held by InfraREIT LLC.

Redemption of OP Units

Immediately following the consummation of the IPO and simultaneously with the Merger, InfraREIT Inc. issued 1,551,878 shares of Common Stock to Hunt-InfraREIT in exchange for 1,551,878 OP Units tendered for redemption by Hunt-InfraREIT.

Merger

In the Merger, among other things, (i) the 1,000 shares of Common Stock held by Hunt Equities were cancelled and (ii) InfraREIT Inc. became the general partner of the Operating Partnership.

Item 4.	Purpose of Transaction

As described in the Preliminary Note and Item 3 above, Hunt-InfraREIT acquired shares of Common Stock from InfraREIT Inc. and OP Units from the Operating Partnership in the Reorganization Transactions. In connection with the Reorganization Transactions Hunt Consolidated entered into various agreements as described in Item 6 below.

The purpose of the acquisition of the Securities is for investment. After the IPO and the Reorganization Transactions, Hunt Consolidated, through its investment discretion and control over the Securities owned by Hunt-InfraREIT, will beneficially own approximately 25.4% of InfraREIT Inc. based upon 57,228,590 shares of Common Stock issued and outstanding as of February 4, 2015, comprised of (i) 45,894,778 shares of Common Stock (including shares of Class A Common Stock and shares of Class C Common Stock of the Issuer that will automatically convert, on a one-for-one basis, into shares of Common Stock on March 9, 2015), which amount was provided by the Issuer and (ii) 11,333,812 OP Units held by Hunt Consolidated, assuming such OP Units have been exchanged, on a one-for-one basis, for shares of Common Stock as described below, but that no OP Units held by other persons have been exchanged for shares. Mr. Hunt, as co-President of Hunt Consolidated, may be deemed to beneficially own the Securities owned by Hunt Consolidated.

Hunt Consolidated may transfer the Securities it holds as of the date hereof or in the future, whether directly or indirectly, to one or more of its affiliates. Additionally, on March 9, 2015 (which is 32 days following the consummation of the IPO), InfraREIT Inc. will calculate the unaccelerated portion of the carried interest owed by its existing investors to Hunt Consolidated to determine whether additional ownership should be shifted from the existing investors to Hunt Consolidated or whether Hunt Consolidated received too much ownership in the accelerated payment of a portion of the carried interest described above. If Hunt Consolidated is owed additional carry, it will receive additional OP Units from the Operating Partnership and an equal number of shares of Class A common stock and Class C common stock held by the existing investors will be cancelled. Other than the potential transfer of Securities by Hunt Consolidated to an affiliate and the allocation of the pecuniary interest in OP Units by one or more affiliates of Hunt Consolidated to certain employees of or service providers to affiliates of Hunt Consolidated pursuant to benefit plans that predate the IPO, the Reporting Persons do not have any current specific plan or proposal to acquire, transfer or dispose of the Securities, consistent with the investment purpose. Subject to the terms of the Lock-Up Agreements (as defined below), the Reporting Persons at any time and from time to time may acquire additional Securities, or transfer or dispose of any or all of the Securities they own, depending in any case upon an ongoing evaluation of the Reporting Persons’ investment in the Securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

In addition and subject to the terms of the Lock-Up Agreements and the Partnership Agreement, as further described in Item 6 below, Hunt-InfraREIT has the right to cause the Operating Partnership (i) to redeem part or all of its respective OP Units for a cash amount equal to the number of tendered OP Units multiplied by the average price of one share of Common Stock during a 10-day trailing trading period or (ii) at InfraREIT Inc.’s election, to exchange part or all of its OP Units for newly issued shares of Common Stock on a one-to-one basis, subject to certain restrictions as described below.

InfraREIT Inc.’s charter provides for restrictions on ownership and transfer of shares of Common Stock, including, in general, prohibitions on any person actually or constructively owning more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of Common Stock or 9.8% in value of the outstanding shares of all classes or series of InfraREIT Inc.’s stock. InfraREIT Inc.’s charter, however, permits an exception to be made for a stockholder provided that the Board obtains representations reasonably necessary to ascertain that such exception will not jeopardize InfraREIT Inc.’s tax status as a REIT and certain other conditions are satisfied. While the Reporting Persons are not currently subject to such an exception, such charter restrictions do not apply directly to ownership of OP Units so long as such OP Units are not exchanged for shares of Common Stock. The Partnership

Agreement provides for restrictions related to ownership of interests in the Operating Partnership, including, in general, a prohibition on any owner (other than an individual) of 5% or more (by value) of the Operating Partnership’s interests owning, directly or indirectly, stock or an interest in the capital or net profits of a tenant of InfraREIT Inc. or the Operating Partnership. However, such restriction does not apply to Hunt-InfraREIT or its affiliates.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons do not have any current plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a), (b) The information set forth in Rows 7 through 13 of the cover page for each Reporting Person is incorporated herein by reference. Amounts include 3,176,878 shares of Common Stock and 11,333,812 OP Units owned directly by Hunt Consolidated or one of its subsidiaries. Mr. Hunt is a co-President of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries and, therefore, may be deemed the beneficial owner of such Securities. Mr. Hunt disclaims beneficial ownership of the Securities, except to the extent of his pecuniary interest therein. The percentage amount set forth in Row 13 on the cover page for each Reporting Person is calculated, as described in Item 4 above, based upon 57,228,590 shares of Common Stock outstanding, which assumes that the OP Units beneficially held by the Reporting Persons have been exchanged, one-for-one, for shares of Common Stock, but that no OP Units held by other persons have been exchanged for shares.

(c) The disclosure set forth in Item 3 above is incorporated herein by reference.

(d) An aggregate of 1,208,953 of the OP Units beneficially owned by the Reporting Persons are held by one or more subsidiaries of Hunt Consolidated for the benefit of current and former employees and service providers to Hunt Consolidated. The beneficiaries of such OP Units have the right to receive distributions from such OP Units.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure set forth in the Preliminary Note and Item 2 above regarding certain contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 is incorporated by reference herein.

Redemption Agreement

In connection with the IPO, Hunt-InfraREIT entered into a redemption agreement (the “Hunt Redemption Agreement”) with InfraREIT Inc., pursuant to which InfraREIT Inc. agreed to satisfy Hunt-InfraREIT’s election to redeem 1,551,878 Class A Units in exchange for the issuance of 1,551,878 shares of Common Stock (the “Redemption Shares”). Pursuant to the Merger Agreement and the Hunt

Redemption Agreement, InfraREIT Inc. issued the Redemption Shares to Hunt-InfraREIT immediately following the consummation of the IPO. The foregoing description of the Hunt Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 99.2 herewith and incorporated herein by reference.

Lock-Up Agreements

Hunt Consolidated and Hunt-InfraREIT have entered into a lock-up agreement, effective on the Closing Date, pursuant to which Hunt Consolidated has agreed that, subject to limited exceptions, it will not transfer or sell the equity interests it holds in InfraREIT Inc. and the Operating Partnership (including shares of Common Stock issued by InfraREIT Inc. upon redemption of such equity interests) for an agreed upon period (the “InfraREIT Inc. Lock-Up Agreement”). Hunt Consolidated has agreed not to transfer or sell 80% of its equity in InfraREIT Inc. and the Operating Partnership that it held as of the Closing Date for a period of three years and for an additional two years (total of five years) with respect to 50% of its equity; provided that Hunt Consolidated was allowed to transfer the 75,000 shares of Common Stock it received upon the consummation of the IPO to OpTrust N.A. Holdings Trust, as described above under “Reorganization Advisory Fee.” Each of these lock-up arrangements is subject to an exception permitting Hunt Consolidated to transfer its equity to its affiliates, employees and service providers, except that Hunt Consolidated cannot transfer a number of shares of Common Stock or OP Units that exceeds 20% of the number of shares of Common Stock and OP Units it will hold following the Reorganization Transactions. The InfraREIT Inc. Lock-Up Agreement will terminate upon the termination or non-renewal of the (i) Management Agreement, by and among InfraREIT Inc., the Operating Partnership and Hunt Manager and (ii) Development Agreement, by and among InfraREIT Inc., the Operating Partnership, Sharyland Utilities, L.P. and Hunt Transmission Services, L.L.C. The foregoing description of the InfraREIT Inc. Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 99.3 herewith and incorporated herein by reference.

Pursuant to lock-up agreements entered into by Hunt-InfraREIT and Mr. Hunt with the underwriters in connection with the IPO (the “Underwriter Lock-Up Agreements”), Hunt-InfraREIT and Mr. Hunt agreed not to dispose of, offer to dispose of, redeem, contract to sell or hedge any of the shares of Securities beneficially owned by each for one year from the date of the underwriting agreement. The InfraREIT Inc. Lock-Up Agreement and the Underwriter Lock-Up Agreements are collectively referred to as the “Lock-Up Agreements.” The foregoing description of the Underwriter Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the description set forth in the Prospectus under the caption “Underwriting—No Sales of Similar Securities,” which description is filed as Exhibit 99.4 herewith and incorporated herein by reference.

Partnership Agreement

Hunt-InfraREIT is a party to the Partnership Agreement, dated as of the Closing Date. Pursuant to the Partnership Agreement and subject to the terms of the Lock-Up Agreements, beginning the day before the first year anniversary of the closing of the IPO, Hunt-InfraREIT has the right to cause the Operating Partnership (i) to redeem part or all of its respective OP Units for a cash amount equal to the number of tendered OP Units multiplied by the average price of one share of Common Stock during a 10-day trailing trading period or (ii) at InfraREIT Inc.’s election, to exchange part or all of its OP Units for newly issued shares of Common Stock on a one-to-one basis, subject to certain restrictions. However, in its capacity as a limited partner, Hunt-InfraREIT does not have a right to participate in or exercise control or management power over the Operating Partnership’s business and affairs. The foregoing description of the Partnership Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 99.5 herewith and incorporated herein by reference.

Registration Rights Agreement

Effective on the Closing Date, Hunt-InfraREIT entered into a registration rights agreement with InfraREIT Inc. (the “Registration Rights Agreement”) with respect to the shares of Common Stock acquired in connection with the Reorganization Transactions or the exercise of the redemption/exchange rights under the Partnership Agreement. Pursuant to the Registration Rights Agreement, subject to certain limitations, InfraREIT Inc. has agreed to use commercially reasonable efforts to register the shares of Common Stock held by the parties thereto on the first anniversary of the Closing Date or as soon as possible thereafter pursuant to a “shelf” registration statement under the Securities Act. Additionally, Hunt-InfraREIT, as a holder of at least 10% of the securities subject to the Registration Rights Agreement, has the right to effect up to four underwritten offerings upon notice, subject to certain limitations. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 99.6 herewith and incorporated herein by reference.

Charter

InfraREIT Inc.’s charter provides for restrictions on ownership and transfer of shares of Common Stock, including, in general, prohibitions on any person actually or constructively owning more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of Common Stock or 9.8% in value of the outstanding shares of all classes or series of InfraREIT Inc.’s stock. InfraREIT Inc.’s charter, however, permits an exception to be made for a stockholder provided that the Board obtains representations reasonably necessary to ascertain that such exception will not jeopardize InfraREIT Inc.’s tax status as a REIT and certain other conditions are satisfied. While the Reporting Persons are not currently subject to such an exception, such charter restrictions do not apply directly to ownership of OP Units so long as such OP Units are not exchanged for shares of Common Stock. The Partnership Agreement provides for restrictions related to ownership of interests in the Operating Partnership, including, in general, a prohibition on any owner (other than an individual) of 5% or more (by value) of the Operating Partnership’s interests owning, directly or indirectly, stock or an interest in the capital or net profits of a tenant of InfraREIT Inc. or the Operating Partnership. However, such restriction does not apply to Hunt-InfraREIT or its affiliates.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1:	Merger and Transaction Agreement, dated as of January 29, 2015, by and among InfraREIT, L.L.C., InfraREIT, Inc. and InfraREIT Partners, LP (incorporated herein by reference to Exhibit 2.1 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.2:	Redemption Agreement, dated as of January 29, 2015, by and among Hunt-InfraREIT, L.L.C., InfraREIT, Inc. and InfraREIT Partners, LP (incorporated herein by reference to Exhibit 10.2 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.3:	Lock-Up Agreement, dated as of January 29, 2015, by and among InfraREIT, Inc., InfraREIT Partners, LP, Hunt-InfraREIT, L.L.C. and Hunt Consolidated, Inc. (incorporated herein by reference to Exhibit 10.10 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.4:	Selected sections from the Prospectus as incorporated by reference into Item 6 of this Schedule 13D.

Exhibit 99.5:	Second Amended and Restated Agreement of Limited Partnership of InfraREIT Partners, LP, dated as of February 4, 2015, by and among InfraREIT, Inc., InfraREIT, L.L.C., Hunt-InfraREIT, L.L.C. and the other persons whose names are set forth on the partner registry as limited partners (incorporated herein by reference to Exhibit 10.13 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.6:	Amended and Restated Registration Rights and Lock-Up Agreement, dated as of January 29, 2015, by and among InfraREIT, Inc. and each of the persons listed on Schedule A thereto (incorporated herein by reference to Exhibit 10.9 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.7:	Articles of Amendment and Restatement of InfraREIT, Inc. (incorporated herein by reference to Exhibit 3.1 to the InfraREIT Inc. Current Report on Form 8-K dated as of February 3, 2015 and filed on February 4, 2015).

Exhibit 99.8	Agreement of Joint Filing.

Exhibit 99.9	Power of Attorney.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015	HUNT CONSOLIDATED, INC.

	By:	/s/ Benjamin D. Nelson
Name: Benjamin D. Nelson
Title: Attorney-In-Fact

	By:	/s/ Benjamin D. Nelson as Attorney-In-Fact for Hunter L. Hunt

EXHIBIT INDEX

Exhibit 99.1:	Merger and Transaction Agreement, dated as of January 29, 2015, by and among InfraREIT, L.L.C., InfraREIT, Inc. and InfraREIT Partners, LP (incorporated herein by reference to Exhibit 2.1 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.2:	Redemption Agreement, dated as of January 29, 2015, by and among Hunt-InfraREIT, L.L.C., InfraREIT, Inc. and InfraREIT Partners, LP (incorporated herein by reference to Exhibit 10.2 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.3:	Lock-Up Agreement, dated as of January 29, 2015, by and among InfraREIT, Inc., InfraREIT Partners, LP, Hunt-InfraREIT, L.L.C. and Hunt Consolidated, Inc. (incorporated herein by reference to Exhibit 10.10 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.4:	Selected sections from the Prospectus as incorporated by reference into Item 6 of this Schedule 13D.

Exhibit 99.5:	Second Amended and Restated Agreement of Limited Partnership of InfraREIT Partners, LP, dated as of February 4, 2015, by and among InfraREIT, Inc., InfraREIT, L.L.C., Hunt-InfraREIT, L.L.C. and the other persons whose names are set forth on the partner registry as limited partners (incorporated herein by reference to Exhibit 10.13 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.6:	Amended and Restated Registration Rights and Lock-Up Agreement, dated as of January 29, 2015, by and among InfraREIT, Inc. and each of the persons listed on Schedule A thereto (incorporated herein by reference to Exhibit 10.9 to the InfraREIT Inc. Current Report on Form 8-K dated as of January 29, 2015 and filed on February 4, 2015).

Exhibit 99.7:	Articles of Amendment and Restatement of InfraREIT, Inc. (incorporated herein by reference to Exhibit 3.1 to the InfraREIT Inc. Current Report on Form 8-K dated as of February 3, 2015 and filed on February 4, 2015).

Exhibit 99.8	Agreement of Joint Filing.

Exhibit 99.9	Power of Attorney.

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF HUNT CONSOLIDATED, INC.

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the members, directors and executive officers of Hunt Consolidated, Inc. All the individuals listed below are citizens of the United States.

Name	Position at Hunt Consolidated, Inc.	Present Principal Occupation or Employment and Business Address

Ray L. Hunt	Chairman and Chief Executive Officer, Director	1900 N. Akard Street Dallas, Texas 75201

Hunter L. Hunt	Co-President, Vice Chairman, Director	1900 N. Akard Street Dallas, Texas 75201

Christopher W. Kleinert	Co-President, Vice Chairman, Director	1900 N. Akard Street Dallas, Texas 75201

Thomas E. Meurer	Senior Vice President, Director	1900 N. Akard Street Dallas, Texas 75201

Kevin P. Campbell	Senior Vice President, Chief Information Officer	1900 N. Akard Street Dallas, Texas 75201

Bruce E. Cope	Senior Vice President, Chief Accounting Officer	1900 N. Akard Street Dallas, Texas 75201

Paul Hoffman	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Jeanne L. Phillips	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

James A. Savage, Jr.	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Brian Swinford	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201